Exhibit 99.1


                                                                        YELL

                                                            13 February, 2003


  NEWS RELEASE    NEWS RELEASE    NEWS RELEASE    NEWS RELEASE    NEWS RELEASE


       YELL FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER, 2002

 ANOTHER QUARTER OF STRONG GROWTH IN REVENUE, PROFITABILITY AND CASH CONVERSION

HIGHLIGHTS

STRONG SALES MAINTAINED

o     Group turnover up 31.6% to(pound)787.1 million

      - 9.8% excluding Yellow Book West (McLeod, acquired April 16, 2002) and at prior year US exchange rates

o UK: Yellow Pages up 7.0%. 11.4% underlying increase before the 4.4% decrease in advertising rates as a result of the regulatory price cap

o     US: Yellow Book East up 17.6% in constant US dollar terms

o US: Yellow Book West integration progressing rapidly. Sales synergies expected in the next financial year

CONTINUING IMPROVED PROFITABILITY

o     Group adjusted EBITDA up 35.0% to (pound)234.7 million

      -     23.6% excluding Yellow Book West and at constant US exchange rates

o     Yellow Book East adjusted EBITDA margin up from 13.5% to 22.2%

STRONG OPERATING CASHFLOW

o Operating cashflow, excluding exceptional items, after capex up 67.8% to(pound)222.9 million

o     95.0% adjusted EBITDA converted to cash, up from 76.4%

YELL.COM BREAK EVEN, A YEAR AHEAD OF EXPECTATIONS

o Turnover up 39.6% to(pound)14.8 million and EBITDA of(pound)0.2 million up from a loss of(pound)8.2 million

US EXPANSION INTO KEY TERRITORY

o $69.0m ((pound)42.9m) acquisition of leading western US directory publisher National Directory Company, enhancing our national coverage and expanding our footprint



      Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading,
              Berkshire RG17PT. Registered in England No. 4180320.

JOHN CONDRON, CHIEF EXECUTIVE OF YELL, SAID:

"Yell continues to deliver results ahead of expectations. Our strategy to win, keep and grow customers, coupled with the strength of our customer offering, underpins our growth in revenues, profitability and cash flows. We have forward visibility and are confident of meeting expectations for the full year.

"We have added considerably to the scale and momentum of Yell's business through our acquisitions in the US and our programme of new directory launches in the preceding years. We are building on our platform and as the new directories mature their margins grow. This helps fuel our profitability and we expect it will continue to do so.

"In the UK, Yellow Pages continues to perform strongly. Customer retention rates remain high and stable; new customer gains are on track to exceed 100,000 for the third year running; and average customer spend and yield continue to grow with the progressive take-up of colour advertising and the impact of our customer programmes.

"Yell.com, our online classified directory service, continues to grow and we have achieved breakeven a year ahead of expectations.

"In the US, revenue growth during the quarter was driven by strong same-market growth while the year-to-date has also benefited from the launch of new directories. The profitability of Yellow Book East almost doubled as we progressively realise the value of past investment in our existing directory portfolio.

" We have improved cash recovery and conversion in both the UK and US and the cash generative qualities of our businesses can clearly be seen in these results.

"We have already combined the US managements and are rapidly integrating processes and systems. We are seeing the benefits with improved morale and retention of our salespeople and we expect these to feed through increasingly into revenue in the coming financial year. We will report US performance as a single unit next financial year.

"Following the acquisition of National Directory Company, our US presence now extends across 40 states and Washington DC, giving us a wider platform for further geographic expansion.

"In the longer term, as a business, we will continue to drive revenue growth in the UK and US. In addition, we will grow in the US through book launches and acquisitions."


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
JOHN DAVIS, CHIEF FINANCIAL OFFICER OF YELL, SAID:

"Group revenues, at (pound)787.1 million, grew strongly by 31.6% demonstrating the scale increase from the acquisition of Yellow Book West and continued strong organic revenue growth. Excluding the acquisition and the significant exchange rate impact, revenue growth was 9.8%.

"The UK business continues to perform strongly with Yellow Pages revenues up 7.0% representing an 11.4% growth before the reduction of 4.4% reflecting the impact of the RPI-6 price cap.

"In the US, Yellow Book East revenue grew 17.6% in constant US dollars, with same-market growth up 6.8% excluding the Manhattan directory. The other significant impact was new launches.

"Group Adjusted EBITDA, at (pound)234.7 million, grew by 35.0%. Excluding the Yellow Book West acquisition and the exchange rate impact, EBITDA growth was 23.6%.

"The UK business grew EBITDA 11.6%, benefiting from strong revenue growth and Yell.com's breakeven with positive EBITDA a year early. In the last quarter we are running a significant marketing programme which will further reinforce our position.

"In the US, Yellow Book East almost doubled EBITDA to (pound)45.4 million and margins from 13.5% to 22.2%, helped by non-recurrence of prior year costs, but also reflecting improving profitability of past investments without a corresponding increase in costs.

"We converted 95.0% of Adjusted EBITDA into cash, growing operating cashflow 67.8% after capex to (pound)222.9 million. This more than covered the cash costs of interest amounting to (pound)105.6 million and principal repayments of (pound)26.4 million. In addition, we funded the purchase of National Directory Company out of our cash flow."






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

CONTACT

YELL

MEDIA

Richard Duggleby
Tel  +44 (0)118 950 6206
Mobile  +44 (0)7860 733488
richard.duggleby@yellgroup.com

Jon Salmon
Tel  +44 (0)118 950 6656
Mobile  +44 (0)7801 977340
jon.salmon@yellgroup.com

INVESTORS

Jill Sherratt
Tel  +44 (0)118 9506 984
Mobile  +44 (0)7764 879 808
jill.sherratt@yellgroup.com

CITIGATE DEWE ROGERSON

Anthony Carlisle
Tel  +44 (0) 20 7638 9571
Mobile  +44 (0) 7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue and cost synergies, financial condition, liquidity, prospects, growth, strategies, new products (such as colour advertising), the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk Factors" in our annual report on Form 20-F filed with the SEC on 19 July 2002 for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

YELL FINANCE BV

Yell Finance BV today announces its financial results for the nine months to December 31, 2002 reported under Form 6-K to the SEC. A full copy of the results, together with the related operating and financial review, which contains additional important information, can be accessed at:
                    www.yellgroup.com/goto/announcements.html

REVIEW OF RESULTS

The results for the nine months ended December 31, 2002 include the acquisition on April 16, 2002 of McLeodUSA Media Group ("McLeod"), which we currently refer to internally as Yellow Book West. The acquisition of National Directory Company was completed on December 31, 2002.

TURNOVER

Total Group turnover for the nine months rose 31.6% to (pound)787.1 million, up from (pound)598.0 million for the same period last year. Excluding Yellow Book West, Group turnover grew 7.3% or 9.8% if Yellow Book East's results are included at a constant US dollar exchange rate.

UK OPERATIONS

Turnover from UK printed directories, including both Yellow Pages and Business Pages, increased by 6.5% to (pound)405.4 million from (pound)380.6 million last year. Yell.com grew revenues by 39.6% to (pound)14.8 million from (pound)10.6 million.

Yellow Pages

Yellow Pages achieved another excellent performance in driving volume and yield, which together grew by 11.4%. After an average 4.4% decline in prices resulting from the regulatory price cap of RPI-6%, turnover grew 7.0% to (pound)396.7 million from (pound)370.6 million.

The growth in Yellow Pages directories turnover reflected:

o remaining on track to meet our target of 100,000 new advertisers this year for the third successive year, with 71,466 new customers in the nine months and a 3.3% increase in the number of unique advertisers from 321,320 to 332,103;

o     a stable retention rate of 79%; and

o continuing strong advertiser yield driven by a 19.4% take-up of colour advertising and such initiatives as "Move Up", which offers discounts for trading up for existing advertisers, and "Move In", which attracts new advertisers while also encouraging them to start higher on the advertisement ladder. As a result, turnover per unique advertiser rose to (pound)1,221 from (pound)1,184 after the impact of the 4.4% price reduction.

In addition, through redefining the geographic boundaries of some of our books to reflect changing demographic patterns better, we have introduced five new directories.

We will continue to drive volumes and yield in the United Kingdom by pursuing innovative product initiatives. In October we embarked on the national roll-out of new offers to advertisers renewing for the first time to encourage retention.

US OPERATIONS

Turnover from US printed directories almost doubled to (pound)350.3 million from (pound)186.7 million, reflecting a strong performance by Yellow Book East and the impact of including Yellow Book West for the first time.

Yellow Book East

Yellow Book East grew turnover by 17.6% in constant US dollar terms, or 9.7% as reported in sterling to (pound)204.9 million from (pound)186.7 million. The 17.6% growth includes the following:

o 35% or (pound)11.2 million ($16.0 million) from same-market growth of 6.8% excluding the Manhattan book which was directly affected by September 11. Same-market growth including this book was 5.7%. Three other books contiguous to Manhattan were affected by reduced cross-selling into Manhattan following September 11;

o 39% or (pound)12.6 million ($18.0 million) from the strong performance of three new launches and two books in their first year following prototype publication last year ;

o 19% or (pound)6.3 million ($9.0 million) from rescopes which could not be included in same-market growth as the original directories did not cover the same geographic scope;

o the planned movement of books primarily from the third quarter to the second so as to achieve smoother production phasing, as previously reported, had a (pound)1.8 million ($2.5 million) positive net effect in the nine month period, but a negative (pound)7.7 million ($11.0 million) effect in the third quarter; and

o first time publication of directories following their acquisition contributed an additional (pound)1.0 million ($1.4 million).

The 14.0% increase in the number of unique advertisers from 102,332 to 116,629 reflects mainly same-market growth and new launches. Average turnover per unique advertiser grew 3.1% from $2,614 to $2,696.

Yellow Book West

Yellow Book West turnover of (pound)145.4 million for the period from its acquisition on April 16, 2002, reflected same-market growth of 2.1%. Turnover during the nine months was still largely the result of sales made by the McLeod sales organisation prior to, or shortly after, the acquisition. The results do not therefore reflect the benefit of integration with the Yellow Book East sales organisation which we do not expect to come through before the first quarter of next financial year.

ADJUSTED EBITDA

Group Adjusted EBITDA increased by 35.0% to (pound)234.7 million from (pound)173.9 million (28.6% to (pound)219.7 million, from (pound)170.9 million, before the adjustments). Excluding Yellow Book West, Group Adjusted EBITDA rose 21.5% and taking out the impact of the exchange rates as well, Group Adjusted EBITDA rose 23.6%.

Group Adjusted EBITDA margins were slightly above last year's at 29.8% compared with 29.1%.

UK EBITDA rose 11.6% to (pound)165.9 million reflecting the growth of our directories and the move of Yell.com into profit with EBITDA of (pound)0.2 million compared with a loss of (pound)8.2 million last year. The performance of Yell.com drove the rise in UK margins from 36.2% to 38.0%.

Yellow Book East improved its profitability with an 80.2% increase in EBITDA to (pound)45.4 million from (pound)25.2 million, or 94.8% in constant US dollar terms. We increased EBITDA margins from 13.5% to 22.2% as we increased the profitability of our directories by leveraging off our existing operations' cost base. The non-recurrence of costs arising from parallel pre-press running and prototype launches in the previous year also contributed to the improvement.

Yellow Book West reported EBITDA of (pound)23.4 million with margins at 16.1%.

Cost synergies from the US integration are coming through and those relating to paper, printing and binding amounted to an estimated (pound)4.7 million in the nine months.

CASHFLOW

95.0% of Group Adjusted EBITDA was converted into cash, and operating cashflow after capex rose 67.8% to (pound)222.9 million, from (pound)132.8 million. This strong cash inflow was driven by good cash management in both the UK and the US operations. We expect that the continuing rapid growth in US turnover will increase the investment in working capital in the fourth quarter.

Operating cash inflow more than covered cash interest payments amounting to (pound)105.6 million and principal repayments of (pound)26.4 million. These payments arose as a result of the capital structure put in place last year to enable the purchase of Yell from BT.

CAPITAL RESOURCES

Yell had cash amounting to (pound)21.8 million and net debt of (pound)2,368.7 million as at December 31, 2002.

SUMMARY RESULTS

-------------------------------------------- -----------------------------------------------------------------------
                                                                       NINE MONTHS ENDED DECEMBER 31
-------------------------------------------- -----------------------------------------------------------------------
                                                               2001                    2002
                                                           (POUND)M                (POUND)M                  CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
Group turnover                                                598.0                   787.1                   31.6%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Group Adjusted EBITDA (1)                                     173.9                   234.7                   35.0%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Operating profit before exceptional
administration charge and goodwill
amortisation                                                  158.6                   217.8                   37.3%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Operating cash flow, excluding exceptional
items, after capex                                            132.8                   222.9                   67.8%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Cash conversion (2) %                                         76.4%                   95.0%
-------------------------------------------- ----------------------- ----------------------- -----------------------



 (1) Adjusted EBITDA comprises EBITDA adjusted to exclude the expenses of the withdrawn initial public offering of (pound)15.0 million in the nine months ended December 31, 2002 (2001 - (pound)nil) and the non-recurring expENSES of a management incentive plan of (pound)3.0 million in the nine months ended December 31, 2001. The plan was terminated as part of the Yell Purchase.

(2) Cash conversion represents cash flow from operations, excluding exceptional items, less capital expenditures as a percentage of Adjusted EBITDA.

TURNOVER


-------------------------------------------- -----------------------------------------------------------------------
                                                                       NINE MONTHS ENDED DECEMBER 31
-------------------------------------------- -----------------------------------------------------------------------
                                                               2001                    2002
                                                           (POUND)M                (POUND)M                  CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
UK printed directories
Yellow Pages                                                370.6                  396.7                      7.0%
Business Pages                                               10.0                    8.7                   (13.0)%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Total UK printed directories                                380.6                  405.4                     6.5.%
-------------------------------------------- ----------------------- ----------------------- -----------------------
US printed directories
Yellow Book East at constant exchange
rates (1)                                                   186.7                  219.6                     17.6%
Exchange impact (1)                                                                (14.7)
Yellow Book East                                            186.7                  204.9                      9.7%
Yellow Book West                                              -                    145.4
-------------------------------------------- ----------------------- ----------------------- -----------------------
Total US printed directories                                186.7                  350.3                     87.6%
-------------------------------------------- ----------------------- ----------------------- -----------------------
Other UK products and services
                                                             30.7                   31.4                      2.3%
-------------------------------------------- ----------------------- ----------------------- -----------------------
GROUP TURNOVER                                              598.0                  787.1                     31.6%
-------------------------------------------- ----------------------- ----------------------- -----------------------


ADJUSTED EBITDA

-------------------------------------------- -----------------------------------------------------------------------
                                                                       NINE MONTHS ENDED DECEMBER 31
-------------------------------------------- -----------------------------------------------------------------------
                                                               2001                    2002
                                                           (POUND)M                (POUND)M                  CHANGE
-------------------------------------------- ----------------------- ----------------------- -----------------------
Group operating profit and Adjusted EBITDA
Group operating profit                                      106.2                  129.1                     21.6%
Goodwill amortisation                                        49.4                   73.7                     49.2%
Depreciation                                                 15.3                   16.9                     10.5%
--------------------------------------------------------------------------------------------------------------------
EBITDA                                                      170.9                  219.7                     28.6%
Non-recurring charges                                         3.0                   15.0
--------------------------------------------------------------------------------------------------------------------
ADJUSTED EBITDA                                             173.9                  234.7                     35.0%
--------------------------------------------------------------------------------------------------------------------

Adjusted EBITDA by segment
UK operations                                               148.7                  165.9                     11.6%
Yellow Book East at constant exchange                        25.2                   49.1                     94.8%
rates (1)
Exchange impact (1)                                           -                    (3.7)
Yellow Book East                                             25.2                   45.4                     80.2%
Yellow Book West                                              -                     23.4
--------------------------------------------------------------------------------------------------------------------
GROUP ADJUSTED EBITDA                                       173.9                  234.7                     35.0%
--------------------------------------------------------------------------------------------------------------------

ADJUSTED EBITDA MARGIN (%)                                  29.1%                  29.8%
--------------------------------------------------------------------------------------------------------------------


(1) Constant exchange rates state current year results at the same exchange rate as that used to translate the previous year's results for the corresponding period. Exchange rate impact is the difference between the results reported at constant exchange rates and the actual results reported using current year exchange rates.

KEY OPERATIONAL INFORMATION


                                                                                NINE MONTHS ENDED DECEMBER 31
                                                                   --------------------------------------------------
                                                                                     2001                       2002
                                                                   ----------------------- --------------------------
UK printed directories
Unique advertisers (units) (1)                                                  321,320                      332,103
Number of directories published (units)                                              62                           67
Unique advertiser retention rate (%) (2)                                             80                           79
Turnover per unique advertiser ((pound))                                          1,184                        1,221

US printed directories (Yellow Book East)(3)
Unique advertisers (units) (1)                                                  102,332                      116,629
Number of directories published (units)                                             192                          180
Unique advertiser retention rate (%) (2)                                             70                           70
Turnover per unique advertiser ($)                                                2,614                        2,696

US printed directories (Yellow Book West) (4)
Unique advertisers (units) (1)                                                        -                      185,800
Number of directories published (units)                                               -                          204
Unique advertiser retention rate (%) (2)                                              -                           72
Turnover per unique advertiser ($)                                                    -                        1,292

Other UK products and services
Yell.com page impressions for December (in millions)(5)                              22                           30



(1) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted only once regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(2) Proportion of unique advertisers that have renewed their advertising from the preceding publication. In the United Kingdom, this measure excludes national and key accounts where retention is very high. In the United States this measure is based on unique directory advertisers. In 2002 we improved our systems and methodology for determining retention rates in the United Kingdom. Although we have not restated the rates disclosed for the prior period, we believe that had we continued using the previous methodology the retention rate for the first nine months of this financial year would be closely comparable to the rate disclosed for the same period in the prior financial year.

(3) Data for unique advertisers and turnover per unique advertiser differ from previously reported numbers following further integration of our Yellow Book East information systems which eliminated duplication in calculating the number of unique advertisers. This restatement has had no effect on the Group's reported earnings.

(4) The financial results of Yellow Book West have been included in the Yell Group's results from the date of its acquisition on April 16, 2002. Operational information for Yellow Book West is provided for the period from April 16, 2002, with the exception of turnover per unique advertiser which is based on the full nine months from April 16, 2002.

(5) A file or a combination of files sent to a user as a result of that user's request being received by the server.


                                    - ends -

NOTES TO EDITORS

YELL GROUP

Yell is an international directories business operating in the classified advertising market through printed and online media. Yell's products in the United Kingdom include the Yellow Pages and Business Pages directories, Yell.com, Talking Pages and Yell Data and in the United States, Yellow Book.


              ----------------------------------------------------



















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